Bayer offer remains unchanged despite voluntary Ultravist(r) Injection 370 mgI/ml recall and insufficient results of clinical Phase III trial with sargramostim (n.o.v.e.l. 4)

Executive Board of Schering AG has decided to accept Bayer's offer of a cash compensation of EUR 89.00 per share with the alternative of a guaranteed annual dividend of EUR 3.62 (net) per share

Berlin, Germany, July 31, 2006 - The Executive Board of Schering AG announced today that it cannot exclude that the voluntary recall of Ultravist 370 mgI/ml as well as the insufficient results of the clinical phase III trial with sargramostim will slightly depress the company's value. On the current information basis it was not possible to evaluate and quantify negative impacts resulting from sargramostim clinical trials results. With respect to the recall of Ultravist 370 mgI/ml KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft, who was instructed parallel to the evaluation process at Schering, came in a first indicative assessment to the conclusion that the recall may have a negative impact on the company's value in the amount of EUR 0.74 per Schering share. In connection with the planned domination and profit and loss transfer agreement between Bayer subsidiary Dritte BV GmbH and Schering AG jointly instructed appraiser KPMG had informed the Executive Board of Schering AG on July 26, 2006 that the value per Schering share amounted to EUR 87.63 (equivalent to a total value of Schering AG of EUR
16.723 billion). The valuation was based on the principles of the Standard S1 of the Institute of Chartered Accountants for the implementation of company valuations (IDW S1). On the basis of the KPMG valuation Bayer AG had offered to Schering AG to agree on a compensation payment of EUR 89.00 and a guaranteed dividend in the amount of EUR 3.62 (net) per share under the domination and profit and loss transfer agreement.

The Executive Board of Bayer AG informed Schering AG today that this offer remains unchanged despite the recall of Ultravist 370 mgI/ml and the sargramostim clinical trial results. Executive Board of Schering has decided to accept the Bayer offer and, subject to approval of the Schering Supervisory Board, to enter into the domination and profit and loss transfer agreement


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de


Find additional information at: www.schering.de/eng